Filed Under Rule 433
Registration No. 333-160487
Wow!Designed to always beat the average rate of taxable U.S. money market funds.See hew much more you can earn.The mote you invest — the more you earn.No sales or management fees.Bigger Easyreturns,Access.$25 IncentiveWhew!From a company you know and trust.Get in on a good thing. Invest today.GE Interest PI us*What?Earn higher returns than competing alternatives with GE Interest Plus